November 8, 2017

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Myomo, Inc. Registration Statement on Form S-1 Filed October 20, 2017 File No. 333-221053

Dear Ms. Ravitz:

This letter is confidentially submitted on behalf of Myomo, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of its Registration Statement on Form S-1 (the “Registration Statement”) filed on October 20, 2017, as set forth in your letter, dated November 2, 2017 (the “Comment Letter”), to Paul R. Gudonis. The Company intends to file an amendment to the Registration Statement at a later date, which will include changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Ms. Amanda Ravitz

Securities and Exchange Commission

November 8, 2017

Calculation of Registration Fee

1.       Please revise your fee table to indicate the appropriate registration fee for each class of securities that you are registering for sale. Refer to the Note to the Calculation of Registration Fee section on Form S-1. Ensure that your revised table also makes clear how you have registered the securities that can be sold through exercise of the over-allotment option.

Response:

The Company respectfully advises the Staff that it intends to modify its fee table in a future amendment to the Registration Statement that contains the “red herring” preliminary prospectus permitted by Section 10(b) of the Securities Act, in order to provide the appropriate registration fee for each class of securities that the Company is registering for sale.  Such modifications will also clarify the registration of securities that can be sold through the exercise of the underwriter’s over-allotment option.

Prospectus Cover Page

2.       From your response to prior comment 1 it appears you are offering units consisting of one share of common stock in a fixed combination with a warrant to purchase a yet-to-be-determined number of shares of common stock and that the shares of common stock and warrants will only be offered together in this offering. As previously requested, revise your fee table and the cover page of your prospectus to clarify that you are registering these units in addition to their component securities and file a legality opinion that includes an opinion with respect to the units.

Response:

The Company respectfully advises the Staff that it is offering one share of common stock in a combination with a warrant to purchase shares of common stock, rather than one security consisting of common stock and warrants, referred to as a unit.  The Company advises the Staff that investors in its proposed offering are purchasing shares of common stock, each with an accompanying warrant to purchase shares of common stock.  The shares of common stock and accompanying warrants are immediately separable upon issuance, and investors may trade shares of common stock that they purchase in the offering without trading the accompanying warrants.

In contrast, the Company advises the Staff that it is aware of certain securities offerings in which units, consisting of shares of common stock and warrants, are sold.  The Company believes that such offerings are at times structured as unit offerings in order to facilitate (and in some cases, force) the shares of common stock and warrants to be traded together for a period of time.  Because the Company seeks, in its proposed offering, to sell immediately separable common stock and warrants, it does not believe that it is required to package its common stock and accompanying warrants in the form of a unit.  We are not aware of any rules under the Securities Act, nor of the Commission’s rules and regulations promulgated thereunder, nor of the Commission’s guidance related thereto, that would require the Company to issue immediately separable common stock and accompanying warrants in the form of a unit.

Ms. Amanda Ravitz

Securities and Exchange Commission

November 8, 2017

3.        As requested by prior comment 1, indicate where you will include on the cover page of the final prospectus the exercise price of the warrants. Ensure that your prospectus also includes information based on a bona fide estimate of the exercise price of the warrants. We note for example that your use of proceeds disclosure does not address amounts that may be raised if the warrants are exercised.

Response:

The Company respectfully advises the Staff that it will modify the cover page of the prospectus contained in a future amendment to the Registration Statement to disclose the exercise price of the warrants offered for sale, which, in the preliminary prospectus will reflect a bona fide estimate of the exercise price of the warrants and, in the final prospectus, will reflect the final exercise price of the warrants.  In addition, the Company will disclose in a future amendment to the Registration Statement the additional amounts that it may receive if the warrants are exercised in the section captioned “Use of Proceeds.”

4.        We also note from your response to prior comment 1 that additional shares of common stock from the company, additional warrants from the company, or both, could be purchased by the underwriter as part of the over-allotment option. Tell us the authority upon which you rely to register an over-allotment option that could be different from the firm commitment offering, and tell us how all investors would receive shares and warrants in the same fixed combination as the firm commitment offering if the underwriters are able exercise their over-allotment option in a combination that is different from the fixed combination in the firm commitment offering

Response:

The Company respectfully advises the Staff that the proposed offering has been structured as a common stock and warrant offering, where the shares of common stock and the warrants will be issued separately, as separate securities and not as a unit. The shares of common stock will be listed on the NYSE American, but the warrants will be physical and will not be listed on or trade on the NYSE American and there is no expectation that the warrants will be listed on or trade on any other market. The investors at the initial closing will each receive shares of common stock and the corresponding warrants as disclosed in the prospectus. While the over-allotment option for the offering has been structured to provide the underwriters with the right to purchase shares of common stock or warrants or both securities from the Company, the public investors receiving securities from exercise of the over-allotment will receive shares of common stock and the corresponding warrants—the exact same securities that investors in the primary offering are receiving. The over-allotment option is structured in this manner only because the warrants in the offering will not be listed and will not trade in a liquid market. The underwriter has the option to cover over-allotments following the sale of the primary shares in accordance with applicable rules in the open market or by exercising its over-allotment option by purchasing additional shares from the Company. Since the underwriter does not have the ability to cover over-allotments by purchasing warrants in the open market, its only alternative is to purchase the warrants from the Company, necessitating the ability to purchase the warrants separately. As a result, in order to deliver the same securities as described in the prospectus to the investors in the over-allotment option, the underwriter needs the ability to acquire the warrant from somewhere, and receiving additional warrants from the Company is the only practical alternative. Notwithstanding where the underwriter obtains the securities, from the Company with respect to the warrant and from the Company or from market with respect to the common stock, the public investors in the over-allotment option will get the same common stock and the corresponding warrants as described in the prospectus. All investors in the offering, whether receiving securities in the initial closing or in any closing of the over-allotment option, will be receiving the same securities.

Ms. Amanda Ravitz

Securities and Exchange Commission

November 8, 2017

We note that this structure has been used in a number of public offerings and by a number of different issuers and investment banks. We are unable to find authority that expressly discusses this type of structure, either to expressly permit it or to state that this structure is not allowed. The Company and the underwriter believe that this structure is consistent with the purpose of the securities laws. In order for the underwriter to assure an orderly distribution and properly support the price of the Company’s common stock following the offering consistent with the Commission’s regulations, the underwriter needs the ability to be able to purchase from the open market shares of common stock to facilitate customer orders and to help support the stock if necessary by entering into syndicate covering transactions by purchasing shares in the open market. Since the offering has been structured as a common stock and warrant offering, the underwriter cannot do this without being able to purchase the corresponding warrant from the Company (since the warrants will not be listed). If the underwriter is not allowed to separately acquire the warrant from the Company without purchasing the corresponding common stock, there will be no ability for the underwriter to cover its over-allotments in the open market, which in turn can be detrimental not only to the purchasers in the offering, but also all other stockholders of the Company. The utility of the over-allotment option is important in all offerings, but especially in small cap offerings, where there has been extreme volatility in the price and trading volume of the issuer’s common stock following the distribution of the securities. We also understand that the Staff may have concerns regarding “naked shorting” and we advise the Staff that this structure does not allow for “naked short” since the warrants do not trade and, as a result, the underwriter cannot and will not enter into “naked short” positions.

The Company and the underwriter believe that this structure is fully consistent with the purpose and public policy of the securities laws for the limited purpose of ensuring that the underwriter has the ability to support the price of the common stock and to help prevent losses due to temporary market disruption due to the distribution of the securities in the offering.

Certain Relationships and Related Party Transactions, page 74

5.       We note your response to prior comment 10; however, the threshold amount you are applying in your analysis and disclosure appears to be inconsistent with Regulation S-K Item 404(d). Please revise.

Response:

The Company respectfully advises the Staff that it will, in a future amendment to the Registration Statement, disclose the appropriate threshold amount contained in Regulation S-K Item 404(d) applicable to smaller reporting companies, and revise its disclosures contained in the section of the Registration Statement titled “Certain Relationships and Related Party Transactions” accordingly.

Ms. Amanda Ravitz

Securities and Exchange Commission

November 8, 2017

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1483, by facsimile transmission at (617) 801- 8920 or by e-mail at jxu@goodwinlaw.com.

Sincerely,

/s/ James Xu
James Xu, Esq.

cc:	Paul R. Gudonis, Myomo, Inc. Ralph Goldwasser, Myomo, Inc. Mitchell S. Bloom, Goodwin Procter LLP